U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-02968-99				Date examination completed: May 22, 2024
2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Vanguard Diversified Equity Fund
4. Address of principal executive office: (number, street, city, state, zip code) 100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Accountants

To the Board of Trustees of Vanguard Trustees’ Equity Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the fund listed within Attachment A (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 4, 2024. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 4, 2024, and with respect to agreement of security purchases and sales, for the periods noted within Attachment A:

-	Confirmation of all securities held on VAST, the recordkeeping system used by the Fund’s transfer agent, in book entry form without prior notice to management;

-	Reconciliation of all such securities to the books and records of the Fund and VAST; and

-	Agreement of 2 security purchases and 2 security sales or maturities per fund (when 2 or less security purchases or 2 or less security sales per fund are available, agreement of all possible security purchases or all possible security sales per fund) since our last report from the books and records of the Fund to VAST.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

We are required to be independent and to meet our ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 4, 2024 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/PricewaterhouseCoopers LLP

May 22, 2024

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, www.pwc.com/us

P.O. Box 2900
Valley Forge, PA 19482-2900
www.vanguard.com

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the fund listed within Attachment A (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 4, 2024, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 4, 2024, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Fund.

The Vanguard Funds

By:	/s/ Mortimer J. Buckley
Mortimer J. Buckley
Chief Executive Officer of the Funds
May 22, 2024

/s/ Christine Buchanan
Christine Buchanan
Chief Financial Officer of the Funds
May 22, 2024

Attachment A

Vanguard Fund of Funds	Period

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	09/30/2023 [1] – 04/04/2024

1 Date of our last examination